EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in millions)	2017	2016	2017	2016
Earnings before income taxes	$3,794	$3,311	$10,354	$8,944
Fixed charges	346	316	1,030	934
Total earnings available for fixed charges	$4,140	$3,627	$11,384	$9,878

Fixed Charges:
Interest expense	$294	$269	$878	$799
Interest component of rental payments	52	47	152	135
Total fixed charges	$346	$316	$1,030	$934
Ratio of earnings to fixed charges	12.0	11.5	11.1	10.6
The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.